Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended December 31,
	2003	2002	2001	2000	1999
			(in thousands)
Fixed Charges:
Gross interest expense	$15,642	$15,373	$15,034	$25,100	$25,167
Interest portion of rent expense	129	122	46	40	28

	15,771	15,495	15,080	25,140	25,195
Earnings:
Income (loss) before taxes	205,999	109,586	189,404	127,743	36,369
Plus: fixed charges	15,771	15,495	15,080	25,140	25,195
Less: capitalized interest	(7,300)	(7,975)	(12,042)	(13,739)	(11,860)

	$214,470	$117,106	$192,442	$139,144	$49,704
Ratio of Earnings to Fixed Charges	13.6x	7.6x	12.8x	5.5x	2.0x